As filed with the Securities and Exchange Commission on January 12, 2004

                                                  Registration No. 333-_________

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------

                                    FORM S-8

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                       TRUMP HOTELS & CASINO RESORTS, INC.
             (Exact name of Registrant as specified in its charter)


                                    Delaware
         (State or other jurisdiction of incorporation or organization)


                                   13-3818402
                         (I.R.S. Employer Identification
                                      No.)

                 1000 Boardwalk, Atlantic City, New Jersey 08401
               (Address of Principal Executive Offices) (Zip Code)


    Trump Hotels & Casino Resorts, Inc. 1995 Stock Incentive Plan, as amended
                            (Full Title of the Plan)


                                Robert M. Pickus
                 1000 Boardwalk, Atlantic City, New Jersey 08401
                     (Name and Address of Agent For Service)

                                 (609) 449-1000
          (Telephone Number, Including Area Code, of Agent For Service)

====================================================================================================================
                                         CALCULATION OF REGISTRATION FEE


              Title of                                  Proposed Maximum
             Securities                   Amount            Offering          Proposed Maximum       Amount of
                To Be                      To Be            Price Per        Aggregate Offering     Registration
             Registered                 Registered            Share                Price                Fee
====================================================================================================================
Common Stock, par value $.01 per           714,500 (1)           $4.625 (2)      $3,304,563                 $267.34
share
--------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per           500,000 (1)           $2.625 (2)      $1,312,500                 $106.20
share
--------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per           500,000 (1)           $2.20 (2)       $1,100,000                  $89.00
share
--------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per                                                                            $166.90
share                                      750,000 (1)           $2.75 (2)       $2,062,500
--------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per                                                                              $1.60
share                                       10,000 (1)           $1.95 (2)          $19,500
--------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per         1,525,500 (3)           $2.125 (4)      $3,241,688 (4)             $262.30
share
--------------------------------------------------------------------------------------------------------------------
Total                                    4,000,000                                                          $893.34
====================================================================================================================

----------------
(1) Represents shares of our common stock, par value $.01 per share, issuable upon the exercise of options granted under our Trump Hotels & Casino Resorts, Inc. 1995 Stock Incentive Plan, as amended, or the Plan.

(2) The exercise price of the options used to calculate the registration fee pursuant to Rule 457(h)(1) promulgated under the Securities Act of 1933, as amended, or the Securities Act.

(3) Represents shares of our common stock issuable upon awards available for grant from time to time under the Plan.

(4) For purposes of computing the registration fee only, pursuant to Rules 457(c) and 457(h)(1) promulgated under the Securities Act, the Proposed Maximum Offering Price Per Share is based upon the average of the high and low prices of our common stock as reported on the New York Stock Exchange on January 7, 2004.

                                EXPLANATORY NOTE

     This registration statement includes two prospectuses. The documents constituting the prospectus under Part I of this registration statement for the Plan is not set forth herein but will be sent or given to the participants in the Plan as specified by Rule 428(b) under the Securities Act. That prospectus, called the "Plan Prospectus," has been omitted from this registration statement as permitted by Part I of Form S-8. The second prospectus, called the "Reoffer Prospectus," is to be used in connection with the reoffer and resale of our common stock issuable upon the exercise of restricted options which we granted to our directors and certain key employees for services rendered. The Reoffer Prospectus has been prepared in accordance with Part I of Form S-3 under the Securities Act and is filed as part of this registration statement on Form S-8.




                                     PART I

                INFORMATION REQUIRED IN SECTION 10(A) PROSPECTUS

     The document(s) containing the information specified in Part I of Form S-8 will be sent or given to the participants in the Plan as specified by Rule 428(b)(1) of the Securities Act. These documents and the documents incorporated herein by reference pursuant to Item 3 of Part II of this registration statement, taken together, constitute the Plan Prospectus meeting the requirements of Section 10(a) of the Securities Act.

                               REOFFER PROSPECTUS

                                    2,474,500
                             Shares of Common Stock,
                            Par Value $.01 per Share,
                                       of
                       Trump Hotels & Casino Resorts, Inc.


     This prospectus relates to the reoffer and resale by certain selling stockholders of shares of our common stock that were issued or may be issued by us to the selling stockholders upon the exercise of stock options granted under the Trump Hotels & Casino Resorts, Inc. 1995 Stock Incentive Plan, or the Plan. The shares will be reoffered and resold for the account of the selling stockholders, and we will not receive any of the proceeds from the resale of the shares.

     The selling stockholders have advised us that the resale of their shares may be effected from time to time in one or more transactions on the New York Stock Exchange, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at prices otherwise negotiated. See "Plan of Distribution." We will bear all expenses in connection with the preparation of this prospectus.

     Our common stock is traded on the New York Stock Exchange under the symbol "DJT." January 9, 2004, the closing price of our common stock, as reported on the New York Stock Exchange, was $2.26.

         Our principal offices are located at 1000 Boardwalk, Atlantic City, New Jersey 08401 and our telephone number is (609) 449-6515.

                            ------------------------

     This investment involves significant risks. See "Risk Factors" beginning at page 5.

                            ------------------------








     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.








              The date of this Prospectus is January 12, 2004.

                                TABLE OF CONTENTS

                                                                                               Page

Where You Can Find More Information..............................................................1


Forward Looking Statements.......................................................................1


Summary..........................................................................................2


Risk Factors.....................................................................................5


Use of Proceeds..................................................................................9


Determination of Offering Price..................................................................9


Selling Stockholders.............................................................................9


Plan of Distribution............................................................................13


Legal Matters...................................................................................14


Experts.........................................................................................14


Incorporation of Certain Documents by Reference.................................................15


Disclosure of Commission Position on Indemnification for Securities Act Liabilities.............16

                       Where You Can Find More Information

     We have filed with the Securities and Exchange Commission, or the SEC, a registration statement on Form S-8 under the Securities Act of 1933, as amended, or the Securities Act, relating to shares of our common stock issuable upon the exercise of options granted or available for grant under the Plan. This prospectus does not contain all of the information set forth in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make references in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits to our filings with the SEC for the copies of the actual contract, agreement or other document.

     You should rely only on the information and representations provided or incorporated by reference in this prospectus or any related supplement. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer to sell these shares in any State or jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

     The SEC maintains an internet website at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding us. You may also read and copy any document we file with the SEC at its Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

     You may request a copy of any of our filings with the SEC, or any of the agreements or other documents that are exhibits to those filings, at no cost, by writing or telephoning us at the following address or phone number:

                      Trump Hotels & Casino Resorts, Inc.
                            Francis X. McCarthy, Jr.
                       1000 Boardwalk at Virginia Avenue
                        Atlantic City, New Jersey 08401
                                 (609) 449-6515


                           Forward Looking Statements

     This prospectus includes or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. In some cases, you can identify forward-looking statements by words such as "may," "will," "should," "could," "expect," "plan," "anticipate," "believe," "estimate," "intend," "project," "seek," "predict," "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks under the "Risk Factors" section of this prospectus. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that these expectations will prove to be correct. Important factors that could cause actual results to differ materially from our expectations include business, competition, regulatory and other uncertainties and contingencies discussed in this prospectus that are difficult or impossible to predict and which are beyond our control. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements included in this document. These forward-looking statements speak only as of the date of this prospectus. We do not intend to update these statements unless the securities laws require us to do so.

                                     Summary

     In this prospectus, the words "Company," "we," "our," "ours," and "us" refer to Trump Hotels & Casino Resorts, Inc., and its subsidiary, Trump Hotels & Casino Resorts Holdings, L.P., and THCR Holdings' subsidiaries taken as a whole, unless otherwise noted. This summary does not contain all the information that is important to you. For a more complete understanding of this offering, we encourage you to read this entire document and the documents to which we have referred you.


                                   Our Company

     Trump Hotels & Casino Resorts, Inc., or THCR, was formed in Delaware in March 1995 and has been a public company since June 1995. THCR's common stock is traded on the New York Stock Exchange under the symbol "DJT." THCR's principal assets consist of its general and limited partnership interests in Trump Hotels & Casino Resorts Holdings, L.P., or THCR Holdings, which holds through its subsidiaries all of the assets of our business. THCR Holdings' partnership agreement, dated June 12, 1995, as amended, requires that all of our business activities be conducted through THCR Holdings or a subsidiary of THCR Holdings. As the sole general partner of THCR Holdings, we generally have the exclusive rights, responsibilities and discretion as to the management and control of THCR Holdings and its subsidiaries. Our Company is the exclusive vehicle through which Donald J. Trump, our Chairman of the Board, President and Chief Executive Officer and a limited partner of THCR Holdings, engages in gaming activities. Our Company is separate and distinct from Mr. Trump's other holdings and business activities.

     Through THCR Holdings and its wholly-owned subsidiaries, we own and/or manage five casino hotel properties:

          o Trump Plaza Hotel and Casino - an elegantly styled resort located at the center of Atlantic City's boardwalk and adjacent to Atlantic City's renovated Boardwalk Hall (the home of the Miss America Pageant). Opened in 1984, Trump Plaza Hotel and Casino, or Trump Plaza, features 904 hotel rooms, including 143 suites, 87,908 square feet of casino space with approximately 2,970 slot machines and 85 table games. Amenities and services include 18,157 square feet of convention space, an 800-seat cabaret theater, three cocktail lounges, eight restaurants, a player club, health spa, an indoor pool, arcade, tennis courts and four retail outlets. Trump Plaza is connected by an enclosed pedestrian walkway to a ten-story parking garage which can accommodate 14 buses and approximately 2,800 cars. The parking garage is located directly off the Atlantic City Expressway, the main highway into Atlantic City, and provides patrons with safe and immediate access to the casino.

          o Trump Taj Mahal Casino Resort - an exotically-themed destination resort located on the northern end of Atlantic City's boardwalk. Opened in 1990 and acquired by us in April 1996, the Trump Taj Mahal Casino Resort, or Trump Taj Mahal, features 1,250 hotel rooms, including 242 suites, 19 dining and 12 beverage locations, parking for 6,950 cars, a 14-bay bus terminal and approximately 140,000 square feet of ballroom, meeting room and pre-function area space. The Trump Taj Mahal also features 156,984 square feet of gaming space which includes approximately 190 table games and 4,820 slot machines, and an approximately 12,000 square-foot poker, Keno and Race Simulcasting room and an Asian-themed table game area offering popular Asian table games. The Trump Taj Mahal also features: a 20,000 square foot multi-purpose entertainment complex known as the "Xanadu Theater," with seating capacity for up to approximately 1,200 persons, which can be used as a theater, concert hall, boxing arena or exhibition hall; the "Casbah," a popular New York style nightclub; and the Mark G. Etess Arena featuring approximately 63,000 square feet of exhibition and entertainment space accommodating up to 5,200 persons.

          o Trump Marina Hotel Casino - featuring a "Wild Side" image and situated in Atlantic City's rapidly developing marina district. Opened in 1985 and acquired by us in October 1996, Trump Marina Hotel Casino, or Trump Marina, offers high quality amenities, entertainment offerings and strong customer service. The property consists of a 27-story hotel with 728 guest rooms, including 153 suites, 97 of which are luxury suites. The casino offers approximately 81,200 square feet of gaming space, which includes approximately 2,520 slot machines and 80 table games, a simulcast racetrack facility and 58,000 square feet of convention, ballroom and meeting space. Trump Marina also features a 540-seat cabaret-style theater, a nightclub, two player clubs, two retail stores, seven restaurants, a cocktail lounge and a pool side snack bar. To facilitate access to the property, Trump Marina has a nine-story parking garage capable of accommodating approximately 3,000 cars. Trump Marina also has 11 bus bays and a roof-top helipad.

          o Trump Indiana Casino Hotel - a riverboat casino located approximately 25 miles from downtown Chicago and catering primarily to the northwest Indiana and Chicago markets. Opened in June 1996, Trump Indiana Casino Hotel, or Trump Indiana, is located conveniently near I-80/95 and I-90 on a 280-foot gaming vessel with 43,000 square feet of gaming space, approximately 1,780 slot machines and 45 table games, and the capacity to accommodate approximately 2,700 passengers. Trump Indiana operates in Buffington Harbor, an approximately 100-acre site in Gary, Indiana. Our docking facility and land-based pavilion, which we share with our joint venture partner, Majestic Star Casino, LLC, or Majestic Star, includes a 40,000 square foot pavilion housing a buffet, a steakhouse restaurant, several restaurant kiosks, bars and lounges, gift shops and staging and ticketing areas. Through another joint venture with Majestic Star, we also own the site immediately adjacent to Trump Indiana, which includes surface parking for 2,300 automobiles and a parking garage (completed in May 2002) that accommodates up to 2,000 cars. Also on the site is a 300-room hotel that we own and operate through our subsidiary, Trump Indiana, Inc.

          o Trump 29 Casino - located in Coachella, California in the Palm Springs resort area and featuring a desert-style floor setting ringed with gleaming mountains, columns of water and walls of fire. Reopened under its new name, Trump 29 Casino, in April 2002, we manage Trump 29 Casino, or Trump 29, pursuant to a management agreement with the Twenty-Nine Palms Band of Luiseno Mission Indians of California, a Native American tribe, or the Tribe. Trump 29 is owned by the Tribe through its sole ownership of the Twenty-Nine Palms Enterprises Corporation, or Twenty-Nine Palms. Located just off Interstate 10 in Coachella, California, 25 miles east of Palm Springs and 120 miles east of Los Angeles, Trump 29 is located within 175 miles of California's three largest metropolitan areas, Los Angeles, Orange County and San Diego, with a combined 2000 population of approximately 15.2 million people. Trump 29 features approximately 1,970 slot machines and 35 table games, and a 5,000 square foot ballroom, a 2,200 seat showroom and five restaurants.

     In this Prospectus, the term "Trump Atlantic City Properties" includes Trump Plaza, Trump Taj Mahal and Trump Marina. "Trump Casino Properties" includes the Trump Atlantic City Properties and Trump Indiana.


                                  The Offering

Our common stock outstanding as of January 12, 2004.....................      29,904,764

Shares of common stock registered for resale by the selling stockholders      2,474,500

Our common stock that would be outstanding if all of the selling
   stockholders exercise their options..................................     32,379,264

Shares offered by us....................................................     None

Where our common stock is traded........................................     New York Stock Exchange under the
                                                                             symbol "DJT."

Use of proceeds.........................................................     We will not receive any proceeds from
                                                                             the resale of the shares by the
                                                                             selling stockholders. We will,
                                                                             however, receive the exercise price
                                                                             of the options at the time of their
                                                                             exercise by the selling stockholders.
                                                                             Such proceeds will be contributed to
                                                                             working capital and will be used for
                                                                             general corporate purposes.

                                  Risk Factors

     You should carefully consider the risks described below before making an investment decision regarding our common stock. If any of the following circumstances occur, our business, financial condition or results of operations could be materially adversely affected. In that event, the trading price of our common stock could decline, and you may lose part or all of your investment. See "Forward-Looking Statements."

     Our business is subject to a variety of risks and uncertainties, some of which are discussed below.

WE HAVE SUBSTANTIAL INDEBTEDNESS AND INTEREST EXPENSE WHICH COULD LIMIT CAPITAL EXPENDITURES AND ADVERSELY AFFECT OUR COMPETITIVENESS.

     The Company has substantial indebtedness, which includes $1.3 billion principal amount of 11.25% first mortgage notes of Trump Atlantic City Associates ("Trump AC") maturing in May 2006 (the "TAC Notes"). The Company also has high interest expense. Interest expense as a percentage of net revenues was 19.0% and 17.7% for the nine months ended September 30, 2003 and 2002, respectively.

     In March 2003, we refinanced an aggregate principal amount of approximately $441.4 million of debt with the net proceeds of a private placement (the "TCH Notes Offering") of two new issues of mortgage notes (the "TCH Notes") by the Company's subsidiaries, Trump Casino Holdings, LLC ("TCH") and Trump Casino Funding, Inc. ("TCF"). Upon consummation of the TCH Notes Offering, our consolidated long-term debt was not reduced significantly and our consolidated interest expense remains high. Capital expenditures, such as room refurbishment, amenity upgrades and replacements and additions of new gaming equipment, are necessary from time to time to preserve the competitiveness of our properties. In addition, construction of additional rooms at one or more of our Atlantic City properties could be desirable in the future. The Atlantic City market is very competitive, especially since the opening of the Borgata by a joint venture of MGM Mirage and Boyd Gaming in the Marina District in July 2003. Our high levels of interest expense, however, could limit our ability to make capital expenditures necessary to improve and upgrade our properties and preserve our competitive position.

     The interest rate on TCH's First Priority Mortgage Notes will increase by 0.5% per annum if the TCH First Priority Leverage Ratio (as defined in the indenture for such notes) for any fiscal year, commencing with the year ending December 31, 2003, exceeds 4.8 to 1.0, and by 1.0% per annum if the TCH First Priority Leverage Ratio exceeds 5.3 to 1.0. Similarly, the rate of interest payable in cash on TCH's Second Priority Mortgage Notes will increase by 0.5% per annum or 1.0% per annum if the TCH First Priority Leverage Ratio (as defined in the indenture for such notes) for any fiscal year, commencing with the year ending December 31, 2003, exceeds 4.8 to 1.0 or 5.3 to 1.0, respectively. For these purposes, the term "First Priority Leverage Ratio" for any year is defined generally as the ratio of (a) the total outstanding principal amount of First Priority Mortgage Notes (plus other indebtedness, if any, ranking pari passu with TCH's First Priority Mortgage Notes) as of December 31 of such year to (b) the Consolidated EBITDA (as defined in the indenture) of TCH for such year. Consolidated EBITDA means, without duplication, the sum of consolidated net income, plus consolidated income tax expense, plus consolidated depreciation and amortization expense, plus consolidated fixed charges and non-cash charges related to regulatory write downs for the year.

     The First Priority Leverage Ratio for 2003 is required to be computed by February 28, 2004. Any interest rate increase required by reason of the First Priority Leverage Ratio computation would be effective from and after March 15, 2004 to March 14, 2005, at which point the rates of interest payable on the TCH Notes would be restored to their original levels, unless the First Priority Leverage Ratio computation for fiscal 2004 results in an increase. The First Priority Leverage Ratio for the year ending December 31, 2003 is projected to result in an increase in the interest rates on the TCH Notes of 0.5% or 1.0%. In such case, the estimated impact on annual interest expense (assuming TCH's First Priority Leverage exceeds the above thresholds set forth in the Indenture) for the year ended December 31, 2003 would be approximately $2,500,000 or $5,000,000. TCH's obligation to pay additional cash interest, if required to do so, will constrain its liquidity.

     The ability of Trump AC, which through its subsidiaries owns and operates Trump Plaza and the Trump Taj Mahal, to pay interest on its $1.3 billion principal amount of the TAC Notes, and the ability of TCH and TCF to pay interest on the $490.0 million principal issued amount of TCH Notes depends primarily on the ability of the Trump Casino Properties to generate cash from operations sufficient for such purposes. In the case of principal payments at maturity, the ability to refinance such indebtedness is also important. The future operating performance of the Trump Casino Properties is subject to general economic conditions, industry conditions, including competition and regulatory matters, and numerous other factors, many of which are unforeseeable or are beyond the control of management. There can be no assurance that the future operating performance of the Trump Casino Properties will be sufficient to generate the cash flows required to meet debt service obligations of such properties. The ability of the Trump Casino Properties to pay the principal amount of their public debt at maturity (whether scheduled or by acceleration thereof) is primarily dependent upon their ability to obtain refinancing. We may seek to refinance the TAC Notes indebtedness on more favorable terms when and if market conditions are suitable. There is also no assurance that the general state of the economy, the status of the capital markets generally, or the receptiveness of the capital markets to the gaming industry or to THCR and its subsidiaries will be conducive to refinancing debt at any given time or on more favorable terms.

     We are continuously exploring ways to improve our capital structure and enhance our properties and their operating efficiencies. Some potential efforts contemplated include: (i) recapitalizing our company, (ii) further reducing our overhead costs and interest expenses in order to pursue capital expansion plans, such as the addition of hotel rooms, (iii) selling one or more of our assets,
(iv) optimizing our labor resources and (v) utilizing the latest technology with proven economies of scale (e.g., coinless slot machines). There can be no assurances, however, that we will be successful in effecting any such efforts or doing so in a timely manner, or, if effected, in realizing significant costs savings in order to maintain or enhance our competitiveness.

RESTRICTIONS CONTAINED IN THE INDENTURES GOVERNING OUR PUBLIC INDEBTEDNESS MAY IMPOSE LIMITS ON OUR ABILITY TO PURSUE CERTAIN BUSINESS STRATEGIES.

     The indentures governing our public indebtedness (i.e., the TAC Notes and TCH Notes) contain operating and financial restrictions that limit our discretion on various business matters. These restrictions include covenants limiting our ability to:

          o    incur additional debt;

          o    grant liens;

          o    make capital expenditures;

          o    make investments;

          o    sell assets;

          o    merge or consolidate with another company;

          o    pay dividends and other distributions;

          o    issue stock of subsidiaries; and

          o    enter into transactions with affiliates.

     These restrictions may reduce our flexibility in planning for, or reacting to, changes in our business and gaming industry. This reduced flexibility could hurt our results of operations and our ability to meet our debt service obligations with respect to our indebtedness.

WE DO NOT KNOW WHETHER THE BORGATA WILL CONTINUE TO ADVERSELY AFFECT US IN THE LONG TERM.

     In July 2003, the Borgata Casino Hotel and Spa opened in Atlantic City's marina district. The Borgata has approximately 2,000 rooms and suites, an approximate 135,000 square-foot casino, restaurants, retail shops, a spa and pool and entertainment venues. Since its opening, the Borgata has not grown the Atlantic City market as had been originally anticipated and, along with a sluggish economy and adverse weather conditions, has adversely affected the results of the Trump Atlantic City Properties, especially Trump Marina, compared to the same period in the prior year. Borgata's effect, however, may be temporary and attributable to the desire of gaming patrons to visit a new casino. In addition, a connector road between the Borgata and Trump Marina was not completed on schedule, making travel from the Borgata to Trump Marina inconvenient. The connector project was completed in late October 2003, and is expected to improve traffic flow from the Borgata to Trump Marina. The Borgata has not been operating long enough to determine, whether or not it will adversely affect the Trump Atlantic City Properties, especially Trump Marina, and the Company in the long term. While we believe that the opening of the Borgata will attract additional visitors to Atlantic City in the long term, especially to the marina district where Trump Marina is situated, it is possible that the Borgata could have an adverse effect on the long-term business and operations of the Trump Atlantic City Properties.

TAXATION OF THE GAMING INDUSTRY, ALREADY SIGNIFICANT, MAY INCREASE IN THE FUTURE WHICH WOULD REDUCE OUR PROFITABILITY.

     The casino industry represents a significant source of tax revenues to the various jurisdictions in which casinos operate. We, as well as other gaming companies, are currently subject to significant state and local taxes and fees in addition to normal federal and state corporate income taxes. New Jersey taxes annual gaming revenues at the rate of 8.0% and levies an annual investment alternative tax of 2.5% on annual gaming revenue. This 2.5% obligation, however, can be satisfied by purchasing certain bonds or making certain investments in the amount of 1.25% of annual gaming revenues. In July 2002, New Jersey passed the New Jersey Business Tax Reform Act, which, among other things, suspended the use of the net operating loss carryforwards for two years and introduced a new alternative minimum assessment under the New Jersey corporate business tax based on gross receipts or gross profits as defined.

     On July 1, 2003, the New Jersey legislature passed a law that increases the taxation of New Jersey casinos. The new law imposes a 4.25% tax on complimentaries (i.e., free rooms, food, beverages and entertainment given to patrons), an increase in the hotel tax of $3.00 per day on each occupied room, and increases the parking fee tax from $1.50 to $3.00 per car per day. In addition, each casino is charged a profits tax based on 7.5% of each casino's 2002 adjusted net income, defined as net income plus management fees) subject to a minimum tax of at $350,000. The tax is assessed during the period from July 1 to June 30 consistent with the fiscal year of the State of New Jersey. For the three and nine months ended September 30, 2003, THCR has recorded a charge to income tax expense on the statement of operations for $262,500 related to the profits tax.

     From time to time, and as was the case in the second quarter of 2002 in Indiana, various state and federal legislators have proposed changes in tax laws that affect the gaming industry. In connection with permitting dockside gaming which we believe is advantageous, the Indiana state legislature passed legislation effective July 1, 2002 that increased the gaming tax rates in Indiana. If a casino elects to become a dockside operation, the gaming tax rate structure changes from a flat tax rate of 22.5% to a graduated scale with a maximum tax rate of 35.0%, depending on gaming revenues levels. Trump Indiana became a dockside operation in August 2002. As a result of a legislative bill passed by the State of Indiana during the second quarter of 2003, Trump Indiana recorded a $1.9 million retroactive recalculation of wagering tax due to the State of Indiana.

     Future changes in state taxation of casino gaming companies in jurisdictions in which we operate cannot be predicted, and any such changes could adversely affect our profitability.

ARTHUR ANDERSEN LLP IS OUR FORMER AUDITOR AND HAS NOT CONSENTED TO THE USE OF ITS REPORT ON THE FINANCIAL STATEMENTS CONTAINED HEREIN AUDITED BY SUCH FIRM.

     Arthur Andersen LLP, independent certified public accountants, were engaged as the principal accountants to audit our financial statements until we dismissed them on June 3, 2002 and engaged Ernst & Young LLP. In June 2002, Arthur Andersen was convicted on a federal obstruction of justice charge. Some investors, including institutional investors, may choose not to invest in or hold securities of a company whose prior financial statements were audited by Arthur Andersen, which may serve to, among other things, suppress the price of our securities. In addition, SEC rules require us to present our audited financial statements in various SEC filings, along with Arthur Andersen's consent to our inclusion of its audit report in those filings. The SEC has provided temporary regulatory relief designed to allow companies that file reports with the SEC to dispense with the requirement to file a consent of Arthur Andersen in certain circumstances. Notwithstanding the SEC's temporary regulatory relief, the inability of Arthur Andersen to provide its consent or to provide assurance services to us with regard to future SEC filings could negatively affect our ability to, among other things, access capital markets. Any delay or inability to access capital markets as a result of this situation could have a material adverse impact on our business.

     We cannot assure you that we will be able to continue to rely on the temporary relief granted by the SEC. If the SEC no longer accepts financial statements audited by Arthur Andersen, requires audits of other financial statements or financial information or requires changes to financial statements previously audited by Arthur Andersen, this may affect our ability to access the public capital markets in the future, unless our current independent auditors or another independent accounting firm is able to audit the financial statements originally audited by Arthur Andersen in a timely manner. Any delay or inability to access the capital markets may have an adverse impact on our business. After reasonable efforts, we have not been able to obtain Arthur Andersen's consent to the incorporation in this prospectus by reference from our annual report on Form 10-K for the year ended December 31, 2002 of its audit reports dated March 13, 2002 for fiscal years ended December 31, 2000 and 2001. Accordingly, investors will not be able to sue Arthur Andersen under Section 11(a) of the Securities Act for material misstatements or omissions, if any, in this prospectus or the registration statement, including the financial statements covered by their previously issued reports. Moreover, should Arthur Andersen cease conducting business, declare bankruptcy or avail itself of other forms of protection from creditors, it is unlikely you would be able to recover damages from Arthur Andersen for any claim against them. In addition, any recovery you may have from Arthur Andersen related to any claims that you may assert related to the financial statements audited by Arthur Andersen may be limited as a result of the lack of Arthur Andersen's consent as well as by the financial circumstances of Arthur Andersen.

THE GAMING INDUSTRY, IN GENERAL, AND THE MARKETS IN WHICH WE COMPETE ARE HIGHLY COMPETITIVE.

     The Gaming Industry. The gaming industry is highly competitive and our competitors may have greater resources than us. If other properties operate more successfully, if existing properties are enhanced or expanded, or if additional hotels and casinos are established in and around the locations in which we conduct business, we may lose market share. In particular, the expansion of gaming in or near any geographic area from which we attract or expect to attract a significant number of our customers could have a significant adverse effect on our business, financial condition and results of operations. Our casinos compete, and will in the future compete, with all forms of existing legalized gaming and with any new forms of gaming that may be legalized in the future. Additionally, we face competition from all other types of entertainment.

     The Atlantic City Market. Competition in the Atlantic City casino hotel market is intense. At present, the Trump Atlantic City Properties compete with nine other casino hotels located in Atlantic City, including the recently opened The Borgata, and to a certain extent, with each other. Additional expansion and development activity in Atlantic City will intensify competitive pressures in the Atlantic City market and which could also have an adverse effect on our patronage and revenues. In addition, there are several sites on the Boardwalk and in the marina district of Atlantic City on which casino hotels could be built in the future and various applications for casino licenses have been filed and announcements made with respect thereto.

     The Chicagoland Market. Competition in the Chicagoland market is also intense. In June 1999, the Illinois State Legislature authorized additional gaming facilities to be constructed in Illinois and authorized gaming on barges. In addition to barge gaming, Illinois gaming regulators relaxed ownership hurdles, allowing operators to own more than one casino in the state. Although we believe that the location of Trump Indiana allows Trump Indiana to compete effectively with other casinos in the surrounding geographic area, we expect competition in the casino gaming industry to become more intense as more casinos are opened in the Chicagoland region.

     The States of Indiana and Illinois are limited license jurisdictions. Currently, a maximum of 11 licenses are permitted in Indiana, of which 10 have already been issued, and a maximum of 10 licenses are permitted in Illinois, of which nine have been issued. The remaining Indiana license is expected to be granted in the southern portion of the state, and the remaining Illinois license is currently under dispute; however, it has been proposed in Rosemont, Illinois, which would add an additional competitor into the Chicagoland market.

     The Southern California Market. Competition in the Southern California market is also intense. Trump 29 principally competes with other tribal casinos in the Palm Springs area. At present, 15 tribal casinos are open in the Southern California market, five of which directly compete with Trump 29, and other Indian tribes may receive approval to engage in casino gaming.

NEW YORK HAS ENACTED GAMING LEGISLATION WHICH MAY HARM US AND OTHER STATES MAY DO SO IN THE FUTURE. WE DO NOT KNOW HOW THESE INITIATIVES WILL AFFECT US.

     In October 2001, the New York State legislature passed extensive legislation that could adversely affect us. The legislation permits three new casinos in western New York, one in Niagara Falls, one in Buffalo and one on land owned by the Seneca Indian Nation, all of which would be owned by the Seneca Indian Nation. The legislation also permits up to three casinos in the Catskills in Ulster and Sullivan counties, also to be owned by Native American tribes, which could open as early as mid-2005. In addition, the legislation allows slot machines to be placed in Indian-owned casinos. Video lottery terminals could be installed at five horse racing tracks across the State of New York and, if local governments approve, at certain other tracks. Finally, the law provides for New York joining the Powerball lottery that operates in 26 states with large jackpots. The net effect of these facilities and other items, when operational, on Atlantic City cannot be predicted. We believe, however, that a substantial amount of existing and potential new gaming customers could patronize such facilities instead of Atlantic City, at least occasionally.

     Pennsylvania and Maryland are among the other states currently contemplating some form of gaming legislation. Legislative proposals introduced in Pennsylvania would potentially allow for a wide range of gaming activities, including riverboat gaming, slot machines at racetracks, video lottery terminals at liquor stores and the formation of a gaming commission. Maryland's proposed legislation would authorize video lottery terminals at some of Maryland's racing facilities. Since our market is primarily a drive-to market, legalized gambling in Pennsylvania or one or more states neighboring or within close proximity to New Jersey could have a material adverse effect on the Atlantic City gaming industry overall, including the Trump Atlantic City Properties.

A DOWNTURN IN THE REGIONAL ECONOMIES, HIGH ENERGY AND GASOLINE PRICES AND ADVERSE WINTER WEATHER CONDITIONS COULD NEGATIVELY IMPACT OUR FINANCIAL PERFORMANCE.

     Moderate or severe economic downturns or adverse conditions in our markets may negatively affect our operations. During periods of economic contraction, our revenues may decrease while some of our costs remain fixed, resulting in decreased earnings. This is because the gaming and other leisure activities we offer are discretionary expenditures and participation in such activities may decline during economic downturns because consumers have less disposable income. Even an uncertain economic outlook may adversely affect consumer spending in our gaming operations and related facilities, as consumers spend less in anticipation of a potential economic downturn.

     We use significant amounts of electricity, natural gas and other forms of energy. While no shortages of energy have been experienced, any substantial increases in the cost of electricity and natural gas in the United States may negatively impact our operating results. The extent of impact is subject to the magnitude and duration of the energy price increases and could be material.

     A majority of our patrons drive automobiles to our owned and managed casino properties. High gasoline prices could reduce automobile travel to our locations. In addition, adverse winter weather conditions reduce automobile travel. Accordingly, our business, assets, financial condition and results of operations could be adversely affected by a weakening of regional economic conditions and high gasoline prices or adverse winter weather conditions.

GAMING IS A REGULATED INDUSTRY AND CHANGES IN THE LAW COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR ABILITY TO CONDUCT GAMING.

     Gaming in New Jersey and Indiana and at Trump 29 is regulated extensively by federal and state regulatory bodies, including the New Jersey Casino Control Commission, or the New Jersey Commission, the Indiana Gaming Commission, or the Indiana Commission, the National Indian Gaming Commission, or the NIGC, and state and federal taxing, law enforcement and liquor control agencies.

     If new gaming regulations are adopted in the jurisdictions in which we operate, such regulations could impose restrictions or costs that could have a significant adverse effect on us. From time to time, various proposals are introduced in the legislatures of New Jersey and Indiana that, if enacted, could adversely affect the tax, regulatory, operational or other aspects of the gaming industry and us. We cannot assure you that legislation of this type will not be enacted in the future.

OUR RIGHT TO USE THE "TRUMP" NAME IS SUBJECT TO CERTAIN LIMITATIONS.

     Subject to certain limitations, THCR has the exclusive right to use the "Trump" name and Mr. Trump's likeness in connection with gaming and related activities pursuant to a trademark license agreement between Mr. Trump and THCR. THCR's rights under the license agreement are secured by a security interest in the names "Trump," "Donald Trump" and "Donald J. Trump" and variations thereof (collectively, the Trump Names) and related intellectual property rights (collectively, the Marks) for use in connection with casino services, pursuant to a security agreement. THCR, in turn, allows its subsidiaries to use the Trump Names under various parol licenses which do not create an enforceable license in favor of these subsidiaries. If there were a default under the license agreement or the security agreement, THCR would have rights, subject to applicable state law, to enforce the rights and remedies contained in the security agreement. THCR's subsidiaries would not have any such rights. In the event of a foreclosure sale of the Marks, the net amount realized in such sale by THCR might not yield the full amount of damages that THCR could sustain as a result of the default. In addition, the existence of rights of others to use the Trump Names, including pursuant to any security interests in trademarks for non-gaming hotels, could adversely affect the ability of THCR to realize the benefits of the security agreement.

WE MAY INCUR LOSSES THAT WOULD NOT BE COVERED BY INSURANCE AND THE COST OF INSURANCE WILL INCREASE.

     Although we maintain insurance which is customary and, we believe, appropriate for our business, we cannot assure you that insurance will be available or adequate to cover all losses and damage to which our business or our assets might be subjected. In connection with insurance renewals subsequent to September 11, 2001, the insurance coverage for certain types of damages or occurrences has been diminished substantially and is unavailable at commercial rates. Consequently, we are self-insured for certain risks. The lack of insurance for certain types or levels of risk could expose us to significant losses in the event that an uninsured catastrophe occurred. Any losses we incur that are not covered by insurance may decrease our future operating income, require us to find replacements or repairs for destroyed property and reduce the funds otherwise available to upgrade our property.

THE CONCENTRATION OF VOTING POWER HELD BY DONALD J. TRUMP GIVES HIM SUBSTANTIAL CONTROL OVER US.

     Donald J. Trump exercises considerable influence over our affairs. Through his beneficial ownership of common stock, Mr. Trump controls approximately 54.5% of the total voting power of the Company, which would be increased to 56.2% upon the exercise of options exercisable within 60 days from the date hereof. The concentration of voting power held by Mr. Trump gives him substantial influence and control over matters voted upon by stockholders, such as the election of parent company directors and other matters upon which stockholders vote. This power, in turn, gives him substantial control over our business.

OUR SUCCESS DEPENDS IN PART ON THE AVAILABILITY OF QUALIFIED MANAGEMENT AND PERSONNEL AND ON OUR ABILITY TO RETAIN SUCH EMPLOYEES.

     The quality of individuals hired for positions in the hotel and gaming operations will be critical to the success of our business. It may be difficult to attract, retain and train qualified employees due to the competition for employees with other gaming companies and their facilities in our jurisdictions and nationwide. The Borgata could aggravate this problem in Atlantic City. We cannot assure you that we will be successful in retaining our current personnel or in hiring or retaining qualified personnel in the future. A failure to attract or retain qualified management and personnel at all levels or the loss of any of our key executives could have a material adverse effect on our financial condition and results of operations.

                                 Use of Proceeds

     The shares of common stock offered by this prospectus are being registered for the account of the selling stockholders identified in this prospectus. See "Selling Stockholders." All net proceeds from the sale of the shares of common stock will go to the stockholders that offer and sell their shares. We will not receive any part of the proceeds from such sales of common stock. We will, however, receive the exercise price of the options at the time of their exercise. Such proceeds will be contributed to working capital and will be used for general corporate purposes.


                         Determination of Offering Price

     The selling stockholders may offer their shares of common stock at any of the following prices:

          o    market prices prevailing at the time of sale;
          o    prices related to such prevailing market prices; or
          o    at negotiated prices.


                              Selling Stockholders

     This prospectus relates to the reoffer and resale of shares issued or that may be issued to the selling stockholders under the Plan. There can be no assurance that the selling stockholders will offer or sell any of their shares registered in this offering.

     The selling stockholders listed below are our executive officers, directors and key employees and/or consultants. Also, in addition to the selling stockholders named below, non-affiliates who hold less than 1,000 shares of our common stock may use this prospectus for reoffers and resales of restricted securities granted under the Plan. Some of the selling stockholders listed below who are not executive officers or directors may beneficially own additional shares of common stock.

     Pursuant to the requirements of the Securities Act, the following table sets forth the number of shares of our common stock beneficially owned by each selling stockholder as of the date of this prospectus, the number of shares of our common stock to be offered for resale by each selling stockholders and the number and percentage of shares of our common stock that each selling stockholder will beneficially own after completion of this offering (assuming that all shares that may be offered for resale are sold and no other shares beneficially owned by the selling stockholders are also sold).

====================================================================================================================


                           Shares of Common                                                      Percentage of
                          Stock Beneficially      Shares of Common       Shares of Common      Outstanding Common
                            Owned Prior to       Stock Which May Be     Stock Beneficially    Stock After Offering
  Name and Title (1)         Offering (2)           Offered (2)        Owned After Offering           (3)
--------------------------------------------------------------------------------------------------------------------
Donald J. Trump
-Chairman, President
and CEO                        25,879,610 (4)              2,000,000             23,879,610                  52.1%
--------------------------------------------------------------------------------------------------------------------
Mark A. Brown
-Chief Operating
Officer                            61,000 (5)                 58,000                  3,000                      *
--------------------------------------------------------------------------------------------------------------------
Robert M. Pickus
-Exec. VP, Secretary
and General Counsel                62,000 (6)                 60,000                  2,000                      *
--------------------------------------------------------------------------------------------------------------------
Francis X. McCarthy,
Jr. -Exec. VP of Corp.
Fin. and CFO                       42,761 (7)                 40,000                  2,761                      *
--------------------------------------------------------------------------------------------------------------------
John P. Burke
-Exec. VP and
Corporate Treasurer                66,704 (8)                 60,000                  6,704                      *
--------------------------------------------------------------------------------------------------------------------
Joseph A. Fusco
-Exec. VP of Gov't
Affairs                            50,000 (9)                 50,000                      0                      -
--------------------------------------------------------------------------------------------------------------------
Wallace A. Askins
-Director                         20,000 (10)                 10,000                 10,000                      *
--------------------------------------------------------------------------------------------------------------------
Don M. Thomas
-Director                         12,500 (11)                 10,000                  2,500                      *
--------------------------------------------------------------------------------------------------------------------
Peter M. Ryan
-Director                         30,000 (12)                 10,000                 20,000                      *
--------------------------------------------------------------------------------------------------------------------
Robert J. McGuire
-Director                          7,500 (13)                  7,500                      0                      -
--------------------------------------------------------------------------------------------------------------------
Matthew A. Harkness
-Chief Operating
Officer of Trump Plaza
Associates                        33,000 (14)                 33,000                      0                      -
--------------------------------------------------------------------------------------------------------------------
Catherine A. Walker
-Chief Operating
Officer of Trump
Marina Associates                 30,000 (15)                 30,000                      0                      -
--------------------------------------------------------------------------------------------------------------------


                                      -10-



====================================================================================================================


                           Shares of Common                                                      Percentage of
                          Stock Beneficially      Shares of Common       Shares of Common      Outstanding Common
                            Owned Prior to       Stock Which May Be     Stock Beneficially    Stock After Offering
  Name and Title (1)         Offering (2)           Offered (2)        Owned After Offering           (3)
--------------------------------------------------------------------------------------------------------------------
Ron Alcorn                         5,000 (16)                  5,000                      0                      -
--------------------------------------------------------------------------------------------------------------------
Stephen Calabro                    5,000 (16)                  5,000                      0                      -
--------------------------------------------------------------------------------------------------------------------
Matthew Calamari                   8,000 (16)                  8,000                      0                      -
--------------------------------------------------------------------------------------------------------------------
Eileen DiGregorio                  3,000 (16)                  3,000                      0                      -
--------------------------------------------------------------------------------------------------------------------
Robert Ferretti                    5,000 (16)                  5,000                      0                      -
--------------------------------------------------------------------------------------------------------------------
Tom Fiore                          5,000 (16)                  5,000                      0                      -
--------------------------------------------------------------------------------------------------------------------
Norma Foerderer                    8,000 (16)                  8,000                      0                      -
--------------------------------------------------------------------------------------------------------------------
Terry Glebocki                     3,000 (16)                  3,000                      0                      -
--------------------------------------------------------------------------------------------------------------------
Craig Keyser                       5,000 (16)                  5,000                      0                      -
--------------------------------------------------------------------------------------------------------------------
George Klima                       5,000 (16)                  5,000                      0                      -
--------------------------------------------------------------------------------------------------------------------
Margaret LaPetina                  5,000 (16)                  5,000                      0                      -
--------------------------------------------------------------------------------------------------------------------
Mark Marchetti                     3,000 (16)                  3,000                      0                      -
--------------------------------------------------------------------------------------------------------------------
Vincent Mascio                     5,000 (16)                  5,000                      0                      -
--------------------------------------------------------------------------------------------------------------------
James McCarthy                     3,000 (16)                  3,000                      0                      -
--------------------------------------------------------------------------------------------------------------------
Steven Oskiera                     3,000 (16)                  3,000                      0                      -
--------------------------------------------------------------------------------------------------------------------
Ford Palmer                        3,000 (16)                  3,000                      0                      -
--------------------------------------------------------------------------------------------------------------------
Loretta Pickus                     5,000 (16)                  5,000                      0                      -
--------------------------------------------------------------------------------------------------------------------
Joseph Polisano                    5,000 (16)                  5,000                      0                      -
--------------------------------------------------------------------------------------------------------------------
Linda Powers                       3,000 (16)                  3,000                      0                      -
--------------------------------------------------------------------------------------------------------------------
Floyd Reaves                       3,000 (16)                  3,000                      0                      -
--------------------------------------------------------------------------------------------------------------------
Richard Santoro                    5,000 (16)                  5,000                      0                      -
--------------------------------------------------------------------------------------------------------------------
Barbara Sima                       3,000 (16)                  3,000                      0                      -
--------------------------------------------------------------------------------------------------------------------
Karl Swanseen                      5,000 (16)                  5,000                      0                      -
--------------------------------------------------------------------------------------------------------------------
James Wright                       3,000 (16)                  3,000                      0                      -
====================================================================================================================

------------------

* Represents less than one percent (1%).

(1) Unless otherwise noted, the address of each selling stockholder is Trump Hotels & Casino Resorts, Inc., 1000 Boardwalk, Atlantic City, New Jersey 08401.

(2) Includes the shares of common stock issuable upon the full exercise of the options granted to the selling stockholder under the Plan.

(3) Based on 29,904,764 shares of common stock issued and outstanding plus any additional shares of common stock which are issuable upon the exercise of options, warrants, rights or conversion privileges owned by such selling stockholder.

(4) Consists of (i) 9,960,737 shares of common stock held directly by Mr. Trump, (ii) 150 shares of common stock held by Mr. Trump as custodian for his children, (iii) 500,000 shares of common stock issuable upon the exercise of options at an exercise price of $4.625 per share, (iv) 500,000 shares of common stock issuable upon the exercise of options at an exercise price of $2.625 per share, (v) 500,000 shares of common stock issuable upon the exercise of options at an exercise price of $2.20 per share, (vi) 500,000 shares of common stock issuable upon the exercise of options at an exercise price of $2.75 per share, (v) 10,300,456 shares of common stock issuable upon the conversion of limited partnership interests of THCR Holdings held directly by Mr. Trump, (vii) 1,407,017 shares of common stock issuable upon the conversion of limited partnership interests of THCR Holdings held by Trump Casinos, Inc., an affiliate of Trump, (viii) 2,211,250 shares of common stock issuable upon the conversion of limited partnership interests of THCR Holdings held by Trump Casinos II, Inc., an affiliate of Trump.

(5) Includes (i) 8,000 shares of common stock issuable upon the exercise of options at an exercise price of $4.625 per share and (ii) 50,000 shares of common stock issuable upon the exercise of options at an exercise price of $2.75 per share.

(6) Includes (i) 30,000 shares of common stock issuable upon the exercise of options at an exercise price of $4.625 per share and (ii) 30,000 shares of common stock issuable upon the exercise of options at an exercise price of $2.75 per share.

(7) Includes (i) 10,000 shares of common stock issuable upon the exercise of options at an exercise price of $4.625 per share and (ii) 30,000 shares of common stock issuable upon the exercise of options at an exercise price of $2.75 per share.

(8) Consists of (i) 30,000 shares of common stock issuable upon the exercise of options at an exercise price of $4.625 per share and (ii) 30,000 shares of common stock issuable upon the exercise of options at an exercise price of $2.75 per share.

(9) Consists of (i) 20,000 shares of common stock issuable upon the exercise of options at an exercise price of $4.625 per share and (ii) 30,000 shares of common stock issuable upon the exercise of options at an exercise price of $2.75 per share.

(10) Includes (i) 2,500 shares of common stock issuable upon the exercise of options at an exercise price of $4.625 per share, (ii) 5,000 shares of common stock issuable upon the exercise of options at an exercise price of $2.75 per share and (iii) 2,500 of common stock issuable upon the exercise of options at an exercise price of $1.95 per share.

(11) Includes (i) 2,500 shares of common stock issuable upon the exercise of options at an exercise price of $4.625 per share, (ii) 5,000 shares of common stock issuable upon the exercise of options at an exercise price of $2.75 per share and (iii) 2,500 of common stock issuable upon the exercise of options at an exercise price of $1.95 per share.

(12) Includes (i) 2,500 shares of common stock issuable upon the exercise of options at an exercise price of $4.625 per share, (ii) 5,000 shares of common stock issuable upon the exercise of options at an exercise price of $2.75 per share and (iii) 2,500 of common stock issuable upon the exercise of options at an exercise price of $1.95 per share.

(13) Consists of (i) 5,000 shares of common stock issuable upon the exercise of options at an exercise price of $2.75 per share and (ii) 2,500 of common stock issuable upon the exercise of options at an exercise price of $1.95 per share.

(14) Consists of (i) 3,000 shares of common stock issuable upon the exercise of options at an exercise price of $4.625 per share and (ii) 30,000 shares of common stock issuable upon the exercise of options at an exercise price of $2.75 per share.

(15) Consists of 30,000 shares of common stock issuable upon the exercise of options at an exercise price of $2.75 per share.

(16) Consists of shares of issuable upon the exercise of stock options at an exercise price of $4.625 per share.


                              Plan of Distribution

     Neither we nor the selling stockholders have employed an underwriter for the sale of common stock registered in this registration statement. We will bear all expenses in connection with the preparation of this prospectus. The selling stockholders will bear all expenses associated with the sale of the common stock. There can be no assurances that the selling stockholders will sell any or all of the shares of common stock offered by them under this prospectus or otherwise.

     At the time a selling stockholder makes an offer to sell shares, to the extent required by the Securities Act, a prospectus will be delivered. If a supplemental prospectus is required, one will be delivered setting forth the number of shares being offered and the terms of the offering.

     The selling stockholders may offer for sale their shares of common stock directly or through pledgees, donees, transferees or other successors in interest in one or more of the following transactions:

     o on the New York Stock Exchange or on any other stock exchange on which the shares of common stock may be listed at the time of sale;
     o    in negotiation transactions; or
     o    in a combination of any of the above transactions.

     The selling stockholders may effect such transactions by selling shares to or through broker-dealers, and all such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of shares of common stock for whom such broker-dealers may act as agents or to whom they sell as principals, or both. Compensation as to particular broker dealers may be in excess of customary commissions.

     Any broker-dealer acquiring common stock from the selling stockholders may sell the shares either directly, in its normal market-making activities, through or to other brokers on a principal or agency basis or to its customers. Any such sales may be at prices then prevailing on the New York Stock Exchange or at prices related to such prevailing market prices or at negotiated prices to its customers or a combination of such methods. The selling stockholders and any broker-dealers that act in connection with the sale of the common stock hereunder might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on the resale of shares purchased by them might be deemed to be underwriting discounts and commissions under the Securities Act. Any such commissions, as well as other expenses incurred by the selling stockholders and applicable transfer taxes, are payable by the selling stockholders.

     The selling stockholders reserve the right to accept, and together with any agent of the selling stockholder, to reject in whole or in part any proposed purchase of the shares of common stock. The selling stockholders will pay any sales commissions or other seller's compensation applicable to such transactions. We have not registered or qualified offers and sales of shares of the common stock under the laws of any country, other than the United States. To comply with certain states' securities laws, if applicable, the selling stockholders will offer and sell their shares of common stock in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the selling stockholders may not offer or sell shares of common stock unless we have registered or qualified such shares for sale in such states or we have complied with an available exemption from registration or qualification.

     The selling stockholders have represented to us that any purchase or sale of shares of our common stock by them will comply with Regulation M promulgated under the Exchange Act. In general, Rule 102 under Regulation M prohibits any person connected with a distribution of our common stock from directly or indirectly bidding for, or purchasing for any account in which he or she has a beneficial interest, any of our common stock or any right to purchase our common stock, for a period of one business day before his or her participation in the distribution and ending on the completion of his or her participation in the distribution (we refer to that time period as the "Distribution Period").

     During the Distribution Period, Rule 104 under Regulation M prohibits the selling stockholders and any other persons engaged in the distribution from engaging in any stabilizing bid or purchasing shares of our common stock except for the purpose of preventing or retarding a decline in the open market price of our common stock. No such person may effect any stabilizing transaction to facilitate any offering at the market. Inasmuch as the selling stockholders will be reoffering and reselling our common stock at the market, Rule 104 prohibits them from effecting any stabilizing transaction in contravention of Rule 104 with respect to our common stock.


                                  Legal Matters

     The validity of the shares of common stock offered by this prospectus has been passed upon for us by LeBoeuf, Lamb, Greene & MacRae, LLP, New York, New York.


                                     Experts

     The consolidated financial statements of THCR appearing in THCR's
Annual Report on Form 10-K for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The consolidated financial statements as of December 31, 2001 and 2000 and for each of the two years in the period ended December 31, 2001, incorporated in this prospectus by reference from our annual report on Form 10-K for the year ended December 31, 2001, were audited by Arthur Andersen, LLP, independent auditors. We were not able to obtain the consent of Arthur Andersen LLP to the use of their report on such consolidated financial statements with our reasonable efforts. See "Risk Factors--Arthur Andersen, LLP is our former auditor and has not consented to the use of its report on the financial statements contained herein audited by such firm." On June 3, 2002, we dismissed Arthur Andersen as our independent auditors and retained the firm of Ernst & Young, LLP as Andersen's replacement.

                 Incorporation of Certain Documents by Reference


     The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be a part of this prospectus and information that we later file with the SEC will automatically update and replace this information. We incorporate by reference into this prospectus the documents listed below and any documents subsequently filed by THCR with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering:

     (1) THCR's annual report on Form 10-K for the year ended December 31, 2002;

     (2) THCR's quarterly reports on Form 10-Q for the period ended March 31, 2003, June 30, 2003 and September 30, 2003;

     (3) THCR's current reports on Form 8-K filed with the SEC on March 11, 2003, March 13, 2003, March 19, 2003, March 25, 2003, May 23, 2003 and
          August 18, 2003;

     (4) THCR's definitive proxy statement filed pursuant to Section 14A of the Exchange Act on April 30, 2003; and

     (5) The description of THCR's common stock incorporated by reference into our registration statement on Form 8-A, dated June 2, 1995, as amended on April 1, 1996, and contained in THCR's registration statement on Form S-1 (file No. 33-90784) filed with the SEC on March 30, 1995, as amended on June 6, 1995, and as updated by the information set forth in THCR's quarterly report on Form 10-Q for the quarter ended September 30, 2003, with respect to the number of shares of common stock authorized and outstanding.

     We will provide you with a copy of these filings, excluding the exhibits to such filings which we have not specifically incorporated by reference in such filings, at no cost, upon written or oral request, by writing or telephoning us at Trump Hotels & Casino Resorts, Inc., 1000 Boardwalk, Atlantic City, New Jersey 08401, Attention: Francis X. McCarthy, Jr., Chief Financial Officer, telephone (609) 449-6515.

                        Disclosure of Commission Position
                on Indemnification for Securities Act Liabilities


         Our directors and officers have the benefit of certain indemnification rights included in our certificate of incorporation and other agreements. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us, we have been advised that it is the SEC's opinion that such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT


Item 3.  Incorporation of Documents by Reference.

     THCR hereby states that the documents listed in (a) through (e) below are incorporated herein by reference and that all documents subsequently filed by THCR with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment that indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in the Registration Statement to be part thereof from the date of filing such documents.

     (1) THCR's annual report on Form 10-K for the year ended December 31, 2002;

     (2) THCR's quarterly reports on Form 10-Q for the period ended March 31, 2003, June 30, 2003 and September 30, 2003;

     (3) THCR's current reports on Form 8-K filed with the SEC on March 11, 2003, March 13, 2003, March 19, 2003, March 25, 2003, May 23, 2003 and
          August 18, 2003;

     (4) THCR's definitive proxy statement filed pursuant to Section 14A of the Exchange Act on April 30, 2003; and

     (5) The description of THCR's common stock incorporated by reference into THCR's registration statement on Form 8-A, dated June 2, 1995, as amended on April 1, 1996, and contained in THCR's registration statement on Form S-1 (file No. 33-90784) filed with the SEC on March 30, 1995, as amended on June 6, 1995, and as updated by the information set forth in THCR's quarterly report on Form 10-Q for the quarter ended September 30, 2003, with respect to the number of shares of common stock authorized and outstanding.

Item 4.  Description of Securities.

     Not Applicable.


Item 5.  Interests of Named Experts and Counsel.

     None.


Item 6.  Indemnification of Directors and Officers.

     Section 145 of the General Corporation Law of the State of Delaware, or the DGCL, provides that a corporation may indemnify directors and officers against liabilities and expenses which they may incur in such capacities provided certain standards are met, including good faith and the belief that the particular action is in or not opposed to the best interests of the corporation.

     Article VIII of THCR's Certificate of Incorporation provides that THCR shall indemnify, to the fullest extent permitted under and in accordance with the laws of the State of Delaware, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of THCR) by reason of the fact that he is or was a director, officer, incorporator, employee or agent of THCR, or is or was serving at the request of THCR as a director, officer, trustee, employee or agent of or in any other similar capacity with another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of THCR, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interests of THCR, and, with respect to any criminal action or proceeding, shall not, of itself, create a presumption that the person had reasonable cause to believe that his conduct was unlawful.

     THCR shall indemnify to the fullest extent permitted under and in accordance with the laws of the State of Delaware any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit, by or in the right of THCR to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of THCR, or is or was serving at the request of THCR as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of THCR and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to THCR unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper.

     Expenses (including attorneys' fees) incurred in defending any civil, criminal, administrative or investigative action, suit or proceeding shall (in the case of any action, suit or proceeding against a director of THCR) or may (in the case of any action, suit or proceeding against an officer, trustee, employee or agent) be paid by THCR in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors upon receipt of an undertaking by or on behalf of the indemnified person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by THCR as authorized in Article VIII of the Certificate of Incorporation of THCR.

     No director or officer shall be personally liable to THCR or any stockholder for monetary damages for breach of fiduciary duty as a director or officer, except for any matter in respect of which such director or officer (A) shall be liable under Section 174 of the DGCL or any amendment thereto or successor provision thereto, or (B) shall be liable by reason that, to any and all other requirements for liability, he:

          (i) shall have breached his duty of loyalty to THCR or its stockholders;

          (ii) shall not have acted in good faith or, in failing to act, shall not have acted in good faith;

          (iii) shall have acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, shall have acted in a manner involving intentional misconduct or a knowing violation of law; or

          (iv) shall have derived an improper personal benefit.

     If the DGCL is amended after the date hereof to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of THCR shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

     The Amended and Restated Executive Agreement, by and among Donald J. Trump, THCR and THCR Holdings, and each of the employment agreements by and among THCR, THCR Holdings and the executive officers of THCR provides for the indemnification of such respective executive officers in connection with any claims made against the executive officer involving the performance of his duties, unless the claim is the result of the gross negligence, willful conduct or bad faith of the executive officer.

Item 7.  Exemption from Registration Claimed.

     The securities that are to be reoffered or resold pursuant to this registration statement were issued pursuant to the Plan in transactions that were exempt from registration under the Securities Act.

Item 8.  Exhibits.

     Unless otherwise indicated below as being incorporated by reference to another filing of THCR with the SEC, each of the following exhibits is filed herewith:

Exhibit No.          Description of Exhibit

4.1  Trump Hotels & Casino Resorts, Inc. 1995 Stock Incentive Plan (1)

4.2 Amended and Restated Certificate of Incorporation of Trump Hotels & Casino Resorts, Inc (2)

4.3  Amended and Restated By-laws of Trump Hotels & Casino Resorts, Inc (3)

5.1  Opinion of LeBoeuf, Lamb, Greene & MacRae, LLP

23.1 Consent of LeBoeuf, Lamb, Greene & MacRae, LLP (included in Exhibit 5.1)

23.2 Consent of Ernst & Young LLP

24.1 Powers of Attorney (included on the signature page of this Registration Statement).

---------------

(1) Incorporated by reference to Exhibit 10.47.1 to Trump Hotels & Casino Resorts, Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1995.

(2) Incorporated herein by reference to Exhibit 3.1 to Trump Hotels & Casino Resorts, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 1995.

(3) Incorporated herein by reference to Exhibit 3.2 to Trump Hotels & Casino Resorts, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 1995.




Item 9.  Undertakings

     (1)  The undersigned Registrant hereby undertakes:

          (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

                    provided, however, that paragraphs (1)(a)(i) and (1)(a)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

          (b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time to be the initial bona fide offering thereof.

          (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (2) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act and each filing of an employee benefit plan's annual report pursuant to Section of 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by THCR of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 12th day of January 2004.

                       TRUMP HOTELS & CASINO RESORTS, INC.

                       By:  /S/ DONALD J. TRUMP
                           --------------------------------------------
                       Name:  Donald J. Trump
                       Title: Chairman of the Board, Chief Executive Officer and
                              President


                                POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert M. Pickus his true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all pre and post effective amendments to this Registration Statement, and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might could do in person, hereby ratifying and conforming all that said attorney-in-fact and agents, and each of them, or the substitute or substitutes of any and all of them, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:


Signature                                Title                                 Date
------------------------------------     ---------------------------------     ---------------------
/S/ DONALD J. TRUMP                      Chairman of the Board, Chief         January 12, 2004
-------------------                      Executive Officer and President
Donald J. Trump                          (principal executive officer)

/S/ FRANCIS X. MCCARTHY                  Executive Vice President of          January 12, 2004
------------------------                 Corporate Finance and Chief
Francis X. McCarthy                      Financial Officer (principal
                                         financial and accounting officer)


/S/ WALLACE B. ASKINS                    Director                             January 12, 2004
---------------------
Wallace B. Askins

/S/ DON M. THOMAS                        Director                             January 12, 2004
-----------------
Don M. Thomas

/S/ PETER M. RYAN                        Director                             January 12, 2004
-----------------
Peter M. Ryan

/S/ ROBERT J. MCGUIRE                    Director                             January 12, 2004
---------------------
Robert J. McGuire

                                  EXHIBIT INDEX


Exhibit No.      Description
-------------    ---------------------------------------------------------
5.1              Opinion of LeBoeuf, Lamb, Greene & MacRae, LLP

23.1             Consent of LeBoeuf, Lamb, Greene & MacRae, LLP (included
                 Exhibit 5.1)

23.2             Consent of Ernst & Young LLP